SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated March 3, 2006

Benetton Group reports Preliminary Consolidated Revenues for 2005 of around 1,765 million euro. Positive signals for 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: March 3, 2006

Benetton Group reports Preliminary Consolidated Revenues for 2005 of around 1,765 million euro. Positive signals for 2006.

Ponzano, 3 March 2006 - Benetton Group reports that preliminary consolidated revenues for 2005 (*), subject to approval by the Board of Directors on 30 March, 2006, registered growth of around 3.6% due to the better than expected reorder performance for the fall/winter collections, the particularly positive product mix and the significant contributions by Mediterranean basin countries, including Turkey, and by South Korea.

Preliminary consolidated revenues are in the region of 1,765 million euro against 1,704 million in 2004. Net income is expected around 6.3% of revenues.

Orders collected for 2006 indicate a positive response from partners in the various markets to new product offerings and to new commercial initiatives introduced. In addition, in line with results in the second half of 2005, performance of directly managed stores is expected to further improve.

The significant growth in volumes and a product mix targeting increases in accessories and in collection segments with high unit values, such as tailored garments and men's clothing, lead to expectations of an increase in 2006 consolidated revenues at least equal to that in 2005.

In 2006, significant growth is also forecast for markets in the Mediterranean basin, Eastern Europe, South Korea, China and India.

Again in 2006, the company will continue to focus on the search for specific skills and international manufacturing districts where it can introduce its know how, in order to guarantee the quality of its products and final customer satisfaction. The continued attention to production and commercial efficiency makes it possible to forecast an EBIT of around 9.5-10% of consolidated revenues and net income in the region of 6.5%.

(*) preliminary unaudited data

For further information and contacts:

Media

0039 0422519036

Investor Relations

0039 0422519412

www.benettongroup.com/press

www.benettongroup.com/investors

This document contains estimated information relating to the Company's financial situation and its strategic initiatives. This information is subject to a certain degree of uncertainty and risk, which could cause the Company's final results to be significantly different from those presented in this document. The forecasts are based on current expectations of company management.